Exhibit 99.1
Management's discussion and analysis

Management’s discussion and analysis
In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.
All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.
Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2025 (Q1 2025 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2024 dated March 6, 2025 (BCE 2024 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 7, 2025, the date of this MD&A, unless otherwise stated.
You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2024 dated March 6, 2025 (BCE 2024 AIF) and recent financial reports, including the BCE 2024 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.
Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.
This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2025 and 2024.

Caution regarding forward-looking statements
This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, section 3.1, Bell CTS, the section and sub-sections entitled Assumptions and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to BCE’s common share dividend, expected dividend payout ratio level in 2025 and dividend payout policy target, certain benefits expected to result from BCE’s new annualized common share dividend rate and revised dividend payout policy target, anticipated reductions in capital expenditures, the termination of the discounted treasury issuances under BCE’s Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP), the method of distribution of common shares under the DRP, the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)) in underserved markets in the United States (U.S.), including certain potential benefits expected to result from the formation of this strategic partnership such as the future deployment of targeted fibre passings, as well as the expected reduction in direct capital expenditures required by BCE and improvement in BCE’s free cash flow generation and adjusted EBITDA accretion over the long term, the expected funding of the strategic partnership, Network FiberCo's growth prospects, the proposed acquisition of Ziply Fiber and certain potential benefits expected to result from such acquisition, the intended use of part of the net proceeds of Bell Canada's junior subordinated notes offerings, the expectation that Ateko will drive Bell Canada’s objective to help transform businesses with end-to-end automated cloud and information technology (IT) solutions, the sources of liquidity we expect to use to meet our 2025 cash requirements and to fund the proposed acquisition by Bell Canada of Ziply Fiber, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.
Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 7, 2025 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously
4 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable at May 7, 2025. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including from trade tariffs and other protective government measures, including the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, inflation, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending and the demand for our products and services, higher costs and supply chain disruptions; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. (Northwestel) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the expected timing and completion of the proposed disposition of BCE’s ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers Communications Inc. (Rogers) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant sports league and other customary approvals, which may affect its completion, terms or timing, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors and, as such, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed acquisition will be realized; the expected timing and completion of the transaction relating to the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the U.S., are subject to the closing of the pending acquisition of Ziply Fiber, as well as to customary closing conditions and other risks and uncertainties, which may affect its completion, terms or timing and, as such, there can be no assurance that the transaction relating to the formation of Network FiberCo will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result therefrom will be realized; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2024 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2024 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2024 Annual MD&A, which section 6 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2024 Annual MD&A remain substantially unchanged.
Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 7, 2025. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.
6 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

1 Overview

1.1 Financial highlights
BCE Q1 2025 selected quarterly information

Operating revenues	Net earnings	Adjusted EBITDA(1)
$5,930	$683	$2,558
million	million	million
(1.3%) vs. Q1 2024	+49.5% vs. Q1 2024	(0.3%) vs. Q1 2024

Net earnings attributable to common shareholders	Adjusted net earnings(1)	Cash flows from operating activities	Free cash flow(1)
$630	$633	$1,571	$798
million	million	million	million
+56.7% vs. Q1 2024	(3.2%) vs. Q1 2024	+38.8% vs. Q1 2024	vs. $85 million in Q1 2024

BCE customer connections

Total mobile phones(3)(4)	Retail high-speed Internet(2)(4)	Retail internet protocol television (IPTV)(2)(5)	Retail residential network access services (NAS) lines(2)
+0.8%	(1.8%)	+1.5%	(10.4%)
10.3 million subscribers at March 31, 2025	4.4 million subscribers at March 31, 2025	2.1 million subscribers at March 31, 2025	1.8 million subscribers at March 31, 2025

(1)Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 8.3, Total of segments measures and section 8.1, Non-GAAP financial measures in this MD&A for more information on these measures.
(2)In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441 and 14,150 subscribers, respectively, as at March 31, 2025, as we stopped selling new plans for these services under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
(3)In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
(4)In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
(5)In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

BCE income statements - selected information

	Q1 2025	Q1 2024	$ change	% change
Operating revenues
Service	5,172	5,192	(20)	(0.4%)
Product	758	819	(61)	(7.4%)
Total operating revenues	5,930	6,011	(81)	(1.3%)
Operating costs	(3,372)	(3,446)	74	2.1%
Adjusted EBITDA	2,558	2,565	(7)	(0.3%)
Adjusted EBITDA margin(1)	43.1%	42.7%		0.4 pts
Net earnings attributable to:
Common shareholders	630	402	228	56.7%
Preferred shareholders	41	47	(6)	(12.8%)
Non-controlling interest (NCI)	12	8	4	50.0%
Net earnings	683	457	226	49.5%
Adjusted net earnings	633	654	(21)	(3.2%)
Net earnings per common share (EPS)	0.68	0.44	0.24	54.5%
Adjusted EPS(2)	0.69	0.72	(0.03)	(4.2%)
(1)Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
(2)Adjusted EPS is a non-GAAP ratio. Refer to section 8.2, Non-GAAP ratios in this MD&A for more information on this measure.
BCE statements of cash flows – selected information

	Q1 2025	Q1 2024	$ change	% change
Cash flows from operating activities	1,571	1,132	439	38.8%
Capital expenditures	(729)	(1,002)	273	27.2%
Free cash flow	798	85	713	n.m.
n.m.: not meaningful
Q1 2025 financial highlights
BCE operating revenues decreased by 1.3% in Q1 2025, compared to Q1 2024, driven by lower product and service revenues of 7.4% and 0.4%, respectively. The decline in product revenues was attributable to lower wireless device sales to the government sector, along with reduced consumer electronics sales at The Source (Bell) Electronics Inc. (The Source) due to permanent store closures and conversion to Best Buy Express as part of our distribution partnership with Best Buy Canada, mitigated in part by higher wireless upgrade volumes and contracted activations. The decrease in service revenues resulted from greater acquisition, retention and bundle discounts on wireline residential services, ongoing erosion in legacy voice, and satellite TV revenues, sustained wireless competitive pricing pressures, and continued lower demand for traditional broadcast TV advertising. This decline was moderated by higher wireless, retail Internet and IPTV average subscriber bases, the flow-through of rate increases, the contribution from various acquisitions, and the growth in Bell Media subscriber revenues.
Net earnings of $683 million and net earnings attributable to common shareholders of $630 million in the first quarter of 2025 increased by $226 million and $228 million, respectively, compared to the same period last year, mainly due to higher other income primarily resulting from early debt redemption gains, partly offset by higher income taxes.
BCE adjusted EBITDA declined by 0.3% in Q1 2025, compared to the same period last year, from a decline in our Bell Communication and Technology Services (Bell CTS) segment, partly offset by growth in our Bell Media segment. The decline in BCE adjusted EBITDA reflected lower operating revenues, moderated by reduced operating costs, mainly driven by cost reduction initiatives attributable to workforce reductions, cost containment, as well as technology and automation-enabled operating efficiencies across the organization. This resulted in an adjusted EBITDA margin of 43.1% in Q1 2025, up 0.4 pts year over year.
BCE’s EPS of $0.68 in Q1 2025 increased by $0.24 compared to the same period last year.
In the first quarter of 2025, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was $633 million, or $0.69 per common share, compared to $654 million, or $0.72 per common share, for the same period last year.
8 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Cash flows from operating activities in the first quarter of 2025 increased by $439 million, compared to the same period last year, mainly due to higher cash from working capital and lower income taxes paid, partly offset by higher interest paid.
Free cash flow in the first quarter of 2025 increased by $713 million compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, and lower capital expenditures.

1.2 Key corporate and business developments
This section contains forward-looking statements, including relating to BCE’s common share dividend, expected dividend payout ratio level in 2025 and dividend payout policy target, certain benefits expected to result from BCE’s new annualized common share dividend rate and revised dividend payout policy target, anticipated reductions in capital expenditures, the termination of the discounted treasury issuances under the DRP, the method of distribution of common shares under the DRP, the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the U.S., including certain potential benefits expected to result from the formation of this strategic partnership such as the future deployment of targeted fibre passings, as well as the expected reduction in direct capital expenditures required by BCE and improvement in BCE’s free cash flow generation and adjusted EBITDA accretion over the long term, the expected funding of the strategic partnership, Network FiberCo's growth prospects, the proposed acquisition of Ziply Fiber and certain potential benefits expected to result from such acquisition, and the intended use of part of the net proceeds of Bell Canada's junior subordinated notes offerings. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Dividend and dividend payout policy
On February 6, 2025, we announced that BCE's common share dividend and common share dividend payout policy would continue to be reviewed by the Board.
The Board has considered the macroeconomic, regulatory and competitive environments of BCE. Heightened economic uncertainty, inflationary pressures and the prospect of a global recession are weighing on consumer confidence. In addition, the reduction in BCE’s share price has resulted in a higher cost of capital. The Board also considered the impact of the unsupportive regulatory environment given recent CRTC decisions, ongoing aggressive competitive pricing, and a slowdown in immigration.
Greater financial flexibility and a prudent approach to capital management is required in the current economic, regulatory and competitive environments. Accordingly, the Board has determined to establish the annualized dividend at $1.75 per BCE common share effective starting from the July 15, 2025 dividend payment date.
This measure is expected to strengthen the Corporation’s balance sheet, while providing enhanced flexibility in the context of economic uncertainty.
The Board declared on May 7, 2025 a quarterly dividend of $0.4375 per common share, payable on July 15, 2025 to shareholders of record at the close of business on June 16, 2025.
In addition, BCE’s common share dividend payout policy has been updated to target a dividend payout range of 40% to 55% of free cash flow. This policy range is expected to provide BCE with more flexibility for deleveraging. In order to allow investors to consider the effects of lease liability repayments on our cash available for dividend payments, we will also going forward be disclosing both free cash flow and free cash flow after payment of lease liabilities(1).
Our dividend payout policy is intended to be a framework conveying to market participants BCE’s long-term approach and philosophy to allocating cash generated by the business and considers our strategic business priorities, long-term growth opportunities and capital funding requirements. The policy is designed to remain consistent in the long term.
The policy is not intended to restrict the Board’s discretion in declaring dividends and does not bind BCE in declaring any set amount of dividend. As a result, dividends are not automatically reduced in a year when free cash flow is lower or increased in a year when free cash flow is higher.
BCE’s dividend payout policy, setting the common share dividend rate and the declaration of dividends are subject to the discretion of the Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained or that dividends will be declared. Dividend rates and the declaration of dividends by the Board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those outlined in the BCE 2024 Annual MD&A, as updated in this MD&A.
Our dividend payout ratio(1) for 2025 is currently expected to be lower than our 2024 dividend payout ratio due to (i) a lower annualized dividend of $1.75 per BCE common share for the dividend payment dates of July 15, 2025 and October 15, 2025, (ii) a planned reduction in capital expenditures of approximately $500 million in 2025 compared to 2024; and (iii) the impact of the discounted treasury feature under the DRP and resulting cash savings for the period up to the July 15, 2025 dividend payment date.

(1)    Free cash flow after payment of lease liabilities is a non-GAAP financial measure and dividend payout ratio is a non-GAAP ratio. See section 8.1, Non-GAAP financial measures and section 8.2, Non-GAAP ratios in this MD&A for more information on these measures.

Shareholder Dividend Reinvestment and Stock Purchase Plan
On May 7, 2025, the Board determined that common shares distributed under the DRP will no longer be issued from treasury at a 2% discount to the average market price and will rather be purchased by BCE's agent, TSX Trust Company (the DRP Agent), on the secondary market with cash provided by BCE. The modifications will be effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice.
In terminating the discounted treasury issuances under the DRP, we took into account the reduction in BCE’s share price which had resulted in a higher cost of capital, making it more expensive and more dilutive to issue equity under the DRP. The termination of the treasury discount feature is expected to result in an increase of the cash requirements to satisfy the dividend given the cash required to be paid by BCE to fund secondary market purchases, which increased cash requirements will be offset by the reduced dividend rate effective starting from the common share dividend payable on July 15, 2025.
Strategic partnership with PSP Investments to create Network FiberCo
On May 7, 2025, BCE and Public Sector Pension Investment Board (PSP Investments), one of Canada’s largest pension investors, entered into a binding agreement for the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber, in underserved markets in the U.S. Network FiberCo is intended to be positioned as a wholesale network provider, focused on last-mile fibre deployment outside of Ziply Fiber’s incumbent service areas. The objective is for Network FiberCo to assume the development of approximately 1 million fibre passings in Ziply Fiber’s existing states, targeting development of up to 5 million additional passings, and enabling Ziply Fiber to potentially reach up to 8 million total fibre passings. PSP Investments has agreed to a potential commitment in excess of US$1.5 billion. Through Ziply Fiber, BCE will indirectly hold a 49% equity stake in Network FiberCo, with PSP Investments owning 51% through its High Inflation Correlated Infrastructure Portfolio, contingent upon the closing of BCE’s acquisition of Ziply Fiber. Network FiberCo will have its own non-recourse debt financing, which is anticipated to be the majority of its capital over time. BCE and PSP Investments will proportionately fund equity required by Network FiberCo to support fibre expansion. The operational capabilities of BCE combined with PSP Investments’ significant infrastructure investing experience are expected to enable Network FibreCo to capture the substantial growth anticipated and deliver the target fibre passing for Ziply Fiber.
Upon, and contingent on, close of the previously announced acquisition of Ziply Fiber, BCE will assume 100% ownership of Ziply Fiber’s existing operations. Ziply Fiber, as a BCE subsidiary, will continue to operate its existing network and execute its in-footprint fibre-to-the-home build strategy. Ziply Fiber will become a long-term partner to Network FiberCo, jointly owned by PSP Investments and BCE, as the exclusive Internet service provider to locations passed by Network FiberCo. The strategic partnership will be accounted for using the equity method of accounting with any cash funding recorded as investments and earnings recorded as equity income in BCE’s income statements. Funding the cost of Ziply Fiber's network expansion through the strategic partnership will reduce the direct capital expenditures required by BCE and thereby improve future free cash flow generation and strengthen adjusted EBITDA accretion over the long term.
Hybrid notes offerings (junior subordinated notes)
On February 18, 2025, Bell Canada completed an offering of $2,250 million in U.S. dollars ($3,187 million in Canadian dollars) principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (A and B). The $1,000 million in U.S. dollars ($1,416 million in Canadian dollars) Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%. The $1,250 million in U.S. dollars ($1,771 million in Canadian dollars) Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%. Bell Canada may redeem either series of the Junior Subordinated Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. A portion of the net proceeds of the offering was used for the repurchase of Bell’s senior indebtedness pursuant to the tender offers referred to below. The remainder of the net proceeds of the offering is intended to be used to repurchase, redeem or repay, as applicable, Bell’s senior indebtedness and for other general corporate purposes.
On March 27, 2025, Bell Canada completed an offering of $1,250 million principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes, Series C, due 2055, which initially bear interest at an annual rate of 5.625% and reset every five years starting on March 27, 2030 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625%. Bell Canada may redeem the Series C Junior Subordinated Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the first reset date. A portion of the net proceeds of the offering was used for the repurchase of Bell’s senior indebtedness pursuant to the tender offers referred to hereunder. The remainder of the net proceeds of the offering is intended to be used to repurchase, redeem or repay, as applicable, Bell’s senior indebtedness and for other general corporate purposes.
10 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Largely as a result of the reduction in net debt(1) from the issuance of Bell Canada's above-mentioned hybrid notes, which are afforded 50% equity treatment by certain credit rating agencies, in combination with the reduction of balance sheet debt from our tender offers of debt securities as described hereunder, BCE's net debt leverage ratio(1) has decreased from 3.81 times adjusted EBITDA, at December 31, 2024, to 3.56 times adjusted EBITDA, at March 31, 2025.
Tender offers for debt securities
On March 27, 2025, Bell Canada repurchased, pursuant to tender offers, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars), an aggregate principal amount of $844 million in U.S. dollars ($1,205 million in Canadian dollars) representing part of the outstanding principal amount of five of its series of U.S. notes. In addition, on March 27, 2025, Bell Canada also repurchased, pursuant to a tender offer, for an aggregate cash purchase price of $896 million, a principal amount of $1,131 million representing part of the outstanding principal amount of one of its series of medium-term notes (MTN) debentures. In aggregate, these tender offers reduced our net debt by $537 million. Refer to section 4.1, Net debt, of this MD&A for more details.

(1)Net debt is a non-GAAP financial measure and net debt leverage ratio is a capital management measure. See section 8.1, Non-GAAP financial measures and section 8.4, Capital management measures in this MD&A for more information on these measures.

1.3 Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2024 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.
Assumptions about the Canadian economy
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. Given the unpredictability of global trade disputes, and the speed and magnitude of the shifts, the economic outlook is highly uncertain. Trade policy uncertainty is making it difficult for households, businesses and governments to plan. It is also difficult to project how U.S. tariffs on Canada and retaliatory tariffs imposed by Canada on U.S. goods will affect the economy. It is unusually challenging to project economic activity and consumer price index (CPI) inflation in Canada. As a result, we have assumed a range of outcomes that consider different trade policy outcomes and scenarios:
•Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 0.8% or 1.6% in 2025 depending on two scenarios for how U.S. trade policy could unfold, both of which represent a decrease from the earlier estimate of 1.8%
•Slower population growth because of government policies designed to slow immigration
•Slowdown in consumer spending reflecting a decline in consumer confidence
•Slowing business investment, particularly by businesses in sectors most reliant on U.S. markets
•Stable to higher level of CPI inflation
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
Market assumptions
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors
•The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators
Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

12 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

2 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2025 compared with Q1 2024. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1 BCE consolidated income statements

	Q1 2025	Q1 2024	$ change	% change
Operating revenues
Service	5,172	5,192	(20)	(0.4%)
Product	758	819	(61)	(7.4%)
Total operating revenues	5,930	6,011	(81)	(1.3%)
Operating costs	(3,372)	(3,446)	74	2.1%
Adjusted EBITDA	2,558	2,565	(7)	(0.3%)
Adjusted EBITDA margin	43.1%	42.7%		0.4 pts
Severance, acquisition and other costs	(247)	(229)	(18)	(7.9%)
Depreciation	(941)	(946)	5	0.5%
Amortization	(331)	(316)	(15)	(4.7%)
Finance costs
Interest expense	(423)	(416)	(7)	(1.7%)
Net return on post-employment benefit plans	25	16	9	56.3%
Impairment of assets	(9)	(13)	4	30.8%
Other income (expense)	308	(38)	346	n.m.
Income taxes	(257)	(166)	(91)	(54.8%)
Net earnings	683	457	226	49.5%
Net earnings attributable to:
Common shareholders	630	402	228	56.7%
Preferred shareholders	41	47	(6)	(12.8%)
NCI	12	8	4	50.0%
Net earnings	683	457	226	49.5%
Adjusted net earnings	633	654	(21)	(3.2%)
EPS	0.68	0.44	0.24	54.5%
Adjusted EPS	0.69	0.72	(0.03)	(4.2%)
n.m.: not meaningful

2.2 Customer connections
BCE net (losses) activations

	Q1 2025	Q1 2024	% change
Mobile phone net subscriber (losses) activations	(596)	25,208	n.m.
Postpaid	(9,598)	45,247	n.m.
Prepaid	9,002	(20,039)	n.m.
Mobile connected devices net subscriber activations	35,984	66,406	(45.8%)
Retail high-speed Internet net subscriber activations	9,515	31,078	(69.4%)
Retail IPTV net subscriber (losses) activations	(15,971)	14,174	n.m.
Retail residential NAS lines net losses	(47,430)	(43,911)	(8.0%)
Total services net (losses) activations	(18,498)	92,955	n.m.
n.m.: not meaningful
Total BCE customer connections

	Q1 2025	Q1 2024	% change
Mobile phone subscribers(2)(3)	10,287,978	10,206,452	0.8%
Postpaid	9,520,838	9,362,275	1.7%
Prepaid(2)(3)	767,140	844,177	(9.1%)
Mobile connected devices subscribers	3,079,414	2,798,954	10.0%
Retail high-speed Internet subscribers(1)(3)	4,416,962	4,496,712	(1.8%)
Retail IPTV subscribers(1)(4)	2,116,541	2,084,516	1.5%
Retail residential NAS lines(1)	1,772,611	1,977,706	(10.4%)
Total services subscribers	21,673,506	21,564,340	0.5%
(1)In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441 and 14,150 subscribers, respectively, as at March 31, 2025, as we stopped selling new plans for these services under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
(2)In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
(3)In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
(4)In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.
BCE total services net subscriber losses were 18,498 in Q1 2025, compared to total services net subscriber activations of 92,955 in Q1 2024, down 111,453 net activations year over year. The total services net subscriber losses in Q1 2025 consisted of:
•596 mobile phone net subscriber losses and 35,984 mobile connected device net subscriber activations
•9,515 retail high-speed Internet net subscriber activations
•15,971 retail IPTV net subscriber losses
•47,430 retail residential NAS lines net losses
At March 31, 2025, BCE's customer connections totalled 21,673,506, up 0.5% year over year, and consisted of:
•10,287,978 mobile phone subscribers, up 0.8% year over year, and 3,079,414 mobile connected device subscribers, up 10.0% year over year
•4,416,962 retail high-speed Internet subscribers, down 1.8% year over year
•2,116,541 retail IPTV subscribers, up 1.5% year over year
•1,772,611 retail residential NAS lines, down 10.4% year over year

14 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

2.3 Operating revenues

BCE
Revenues
(in $ millions)

	Q1 2025	Q1 2024	$ change	% change
Bell CTS	5,246	5,375	(129)	(2.4%)
Bell Media	775	725	50	6.9%
Inter-segment eliminations	(91)	(89)	(2)	(2.2%)
Total BCE operating revenues	5,930	6,011	(81)	(1.3%)
BCE
BCE operating revenues in Q1 2025 decreased by 1.3% over the same period in 2024, driven by lower product and service revenues of 7.4% and 0.4%, respectively. The year-over-year decline in operating revenues reflected lower Bell CTS revenues of 2.4%, attributable to lower service revenues of 1.5%, from reduced wireline voice and wireless revenues, as well as lower product revenues of 7.4%. This was moderated by growth in Bell Media operating revenues of 6.9%, driven by higher subscriber, advertising and other revenues.

2.4 Operating costs

BCE	BCE
Operating cost profile	Operating cost profile
Q1 2024	Q1 2025

14%
54%
32%
Cost of revenues (1)
Labour (2)
Other (3)

14%
56%
30%
Cost of revenues (1)
Labour (2)
Other (3)

	Q1 2025	Q1 2024	$ change	% change
Bell CTS	(2,847)	(2,927)	80	2.7%
Bell Media	(616)	(608)	(8)	(1.3%)
Inter-segment eliminations	91	89	2	2.2%
Total BCE operating costs	(3,372)	(3,446)	74	2.1%
(1)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.
BCE
BCE operating costs declined by 2.1% in Q1 2025, compared to Q1 2024, due to lower expenses in Bell CTS of 2.7%, partly offset by increased costs in Bell Media of 1.3%. The decrease in operating costs mainly reflected cost reduction initiatives attributable to workforce reductions and cost containment, as well as technology and automation-enabled operating efficiencies across the organization.

16 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

2.5 Net earnings

BCE
Net earnings
(in $ millions)

Net earnings in the first quarter of 2025 increased by $226 million, compared to the same period last year, mainly due to higher other income primarily resulting from early debt redemption gains, partly offset by higher income taxes.

2.6 Adjusted EBITDA

BCE
Adjusted EBITDA
(in $ millions)

	Q1 2025	Q1 2024	$ change	% change
Bell CTS	2,399	2,448	(49)	(2.0%)
Adjusted EBITDA margin	45.7%	45.5%		0.2 pts
Bell Media	159	117	42	35.9%
Adjusted EBITDA margin	20.5%	16.1%		4.4 pts
Total BCE adjusted EBITDA	2,558	2,565	(7)	(0.3%)
Adjusted EBITDA margin	43.1%	42.7%		0.4 pts
BCE
BCE adjusted EBITDA decreased by 0.3% in Q1 2025, compared to the same period last year, driven by a decline in our Bell CTS segment of 2.0%, moderated by growth in our Bell Media segment of 35.9%. This drove an adjusted EBITDA margin of 43.1% in Q1 2025, up 0.4 pts over Q1 2024, resulting from lower operating costs, partly offset by reduced revenue flow-through.

2.7 Severance, acquisition and other costs
2025
Severance, acquisition and other costs of $247 million in the first quarter of 2025 included:
•Severance costs of $231 million in Q1 2025 related to involuntary and voluntary employee terminations
•Acquisition and other costs of $16 million in Q1 2025
2024
Severance, acquisition and other costs of $229 million in the first quarter of 2024 included:
•Severance costs of $234 million Q1 2024 related to involuntary and voluntary employee terminations, including costs of the previously announced workforce reductions incurred up to March 31, 2024
•Acquisition and other costs recovery of $5 million in Q1 2024
18 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

2.8 Depreciation and amortization
Depreciation
Depreciation in the first quarter of 2025 decreased by $5 million, compared to the same period in 2024.
Amortization
Amortization in the first quarter of 2025 increased by $15 million, compared to the same period in 2024, mainly due to a higher asset base.

2.9 Finance costs
Interest expense
Interest expense in the first quarter of 2025 increased by $7 million, compared to the same period in 2024, mainly due to higher average debt balances.
Net return on post-employment benefit plans
Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2025, the discount rate was 4.7% compared to 4.6 % on January 1, 2024.
In the first quarter of 2025, net return on post-employment benefit increased by $9 million, compared to the same period last year, as a result of a higher discount rate in 2025 and a higher net asset position.
The impacts of changes in market conditions during the year are recognized in Other comprehensive income (loss) (OCI).

2.10 Other income (expense)
2025
Other income of $308 million in the first quarter of 2025 included early debt redemption gains due to the repurchase by Bell Canada, as a result of its cash tender offers, of a portion of its Series M-51 MTN debentures, and a portion of its Series US-2, US-4, US-5, US-6, and US-7 Notes, and interest income.
2024
Other expense of $38 million in the first quarter of 2024 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by interest income and income on operations from our equity investments.

2.11 Income taxes
Income taxes in the first quarter of 2025 increased by $91 million, compared to the same period last year, mainly due to higher taxable income.

2.12 Net earnings attributable to common shareholders and EPS
Net earnings attributable to common shareholders in the first quarter of 2025 of $630 million, increased by $228 million, compared to the same period last year, mainly due to higher other income primarily resulting from early debt redemption gains, partly offset by higher income taxes.
BCE’s EPS of $0.68 in Q1 2025 increased by 0.24 compared to the same period last year.
In the first quarter of 2025, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption gains (costs) and impairment of assets, net of tax and NCI, was 633 million, or $0.69 per common share, compared to $654 million, or $0.72 per common share, for the same period last year.

3 Business segment analysis

3.1 Bell CTS
This section contains forward-looking statements, including relating to the expectation that Ateko will drive Bell Canada’s objective to help transform businesses with end-to-end automated cloud and IT solutions, BCE's plans and 2025 outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Key business developments
Introduction of Ateko brand for tech services
On May 6, 2025, Bell unveiled Ateko, its technology solutions company focused on supporting enterprises with end-to-end cloud and workforce automation solutions. Standing for Automation and Tech Collaboration, Ateko unifies recently acquired tech services companies FX Innovation, CloudKettle and HGC Technologies. The company serves clients across diverse sectors, including telecommunications, media, technology, public sector, utilities and finance. Operating under the leadership of Chief Executive Officer (CEO) Guillaume Bazinet (co-founder of FX Innovation), Ateko is expected to drive Bell’s objective to help transform businesses with end-to-end automated cloud and IT solutions.
Bell’s pure fibre and wireless networks ranked Canada’s fastest
For the fourth consecutive time, the Ookla Q3-Q4 2024 Speedtest Awards named Bell Pure Fibre Canada's fastest internet(1). This consistent top ranking reflects Bell's objective to offer high-speed connectivity and translates to a positive customer experience, enabling Canadians to enjoy fast streaming, low-latency gaming, high-quality video calls, and enhanced artificial intelligence (AI) applications.
In wireless, Global Wireless Solutions (GWS) named Bell's Fifth Generation (5G) and 5G+ networks the fastest and best in Canada in its 2024 nationwide assessment of 5G networks(2). This marks the third consecutive year Bell has earned this recognition for its 5G network and the second consecutive year for its 5G+ network.
Launch of Security-as-a-Service on Canadian sovereign cloud
Bell launched a Security-as-a-Service (SECaaS) solution, hosted on its Canadian sovereign cloud, providing cybersecurity solutions while ensuring data remains within Canadian borders. The service leverages AI-driven Security Information and Event Management (SIEM) technology and is supervised 24/7/365 for threat detection by the Bell Business Enterprise Cyber Intelligence Centre, based in Canada.
AI-powered network operations solution built on Google Cloud
Bell successfully deployed a network AI operations (AI Ops) solution built on Google Cloud to detect, analyze, and present network issues. The AI-driven approach has significantly improved Bell’s mean time to resolution (MTTR), enabling proactive network management that enhances reliability and customer experience. The AI Ops solution shifts network management from reactive troubleshooting to intelligent, proactive optimization.
Nokia 5G partnership to accelerate innovation with Cloud and Open RAN deployment
Bell and Nokia announced an expanded partnership to expand Bell’s Open radio access networks (RAN) infrastructure with Nokia’s Cloud RAN solutions. The flexible, open architecture will provide network agility, scalability, and efficiency to ultimately deliver an improved customer experience.

(1)Based on analysis by Ookla of Speedtest Awards data for Q3-Q4 2024.
(2)Independent testing by GWS from February to November 2024 ranked Bell's 5G and 5G+ networks highest among Canadian national wireless carriers. GWS OneScore rankings for 5G+ performance and speeds are based on testing while actively using 3500 MHz spectrum.
20 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Financial performance analysis
Q1 2025 performance highlights

Bell CTS	Bell CTS
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Total mobile phone subscriber growth(2)(3)	Mobile phone postpaid net subscriber losses in Q1 2025	Mobile phone prepaid net subscriber activations in Q1 2025	Mobile phone postpaid churn in Q1 2025(5)	Mobile phone blended average revenue per user (ARPU)(2)(3)(6)
				per month
+0.8%	(9,598)	9,002	1.21%	(1.8%)
Q1 2025 vs. Q1 2024	vs. net activations of 45,247 in Q1 2024	vs. net losses of (20,039) in Q1 2024	Flat vs. Q1 2024	Q1 2025: Q1 2024:	$57.08 $58.14
Retail high-speed Internet subscriber decline(1)(3)		Retail high-speed Internet net subscriber activations in Q1 2025		Retail IPTV subscriber growth(1)(4)
(1.8%)		9,515		+1.5%
Q1 2025 vs. Q1 2024		Decreased (69.4%) vs. Q1 2024		Q1 2025 vs. Q1 2024
Retail IPTV net subscriber losses in Q1 2025			Retail residential NAS lines subscriber decline(1)
(15,971)			(10.4%)
vs. net activations of 14,174 in Q1 2024			Q1 2025 vs. Q1 2024
(1)In Q1 2025, we reduced our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases by 80,666, 441 and 14,150 subscribers, respectively, as at March 31, 2025, as we stopped selling new plans for these services under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
(2)In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
(3)In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
(4)In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.
(5)Mobile phone churn is defined as the rate at which existing mobile phone subscribers cancel their services. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
(6)Mobile phone blended ARPU is defined as Bell CTS wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to section 8.6, KPIs in this MD&A for more information on this measure.

Bell CTS results
Revenues

	Q1 2025	Q1 2024	$ change	% change
Wireless	1,759	1,774	(15)	(0.8%)
Wireline data	2,014	2,012	2	0.1%
Wireline voice	629	683	(54)	(7.9%)
Other wireline services	79	81	(2)	(2.5%)
External service revenues	4,481	4,550	(69)	(1.5%)
Inter-segment service revenues	7	6	1	16.7%
Operating service revenues	4,488	4,556	(68)	(1.5%)
Wireless	624	684	(60)	(8.8%)
Wireline	134	135	(1)	(0.7%)
External/Operating product revenues	758	819	(61)	(7.4%)
Total external revenues	5,239	5,369	(130)	(2.4%)
Total operating revenues	5,246	5,375	(129)	(2.4%)
Bell CTS operating revenues decreased by 2.4% in Q1 2025, compared to the same period last year, due to both lower service and product revenues. The service revenues decline was driven by lower wireline voice and wireless revenues, while wireline data revenues remained essentially stable year over year.
Bell CTS operating service revenues decreased by 1.5% in the first quarter, compared to the same period in 2024.
•Wireless revenues decreased by 0.8% in Q1 2025, compared to the same period last year, driven by:
•Continuing greater competitive pricing pressures on rate plans
•Lower data overages driven by increased customer adoption of monthly plans with higher data thresholds, including unlimited plans
•Decrease in roaming revenues from reduced travel to the U.S.
These factors were partly offset by:
•Continued growth in our mobile phone and connected device average subscriber bases coupled with the flow-through of rate increases
•Wireline data revenues grew by 0.1% in Q1 2025, compared to Q1 2024, mainly driven by:
•Higher retail Internet and IPTV average subscriber bases, along with the flow-through of residential rate increases
•The contribution from small acquisitions made in 2024
•Higher radio services sales to the government sector
These factors were partly offset by:
•Greater acquisition, retention and bundle discounts on residential services
•Ongoing erosion in our satellite TV subscriber base, along with lower legacy data and IP broadband revenues
•Wireline voice revenues decreased by 7.9% in the first quarter, compared to the same period in 2024, primarily due to:
•Greater retail residential NAS lines erosion, combined with business voice declines, driven by technological substitution to wireless and Internet-based services
•Increased acquisition, retention and bundle discounts on residential services
These factors were partly offset by:
•Flow-through of residential rate increases
Bell CTS operating product revenues decreased by 7.4% in Q1 2025, compared to the same period last year.
•Wireless operating product revenues declined by 8.8% in the quarter, compared to the same period last year, due to lower year-over-year device sales to the government sector and reduced consumer electronics sales due to permanent store closures of The Source and conversion to Best Buy Express as part of our distribution partnership with Best Buy Canada, partly offset by higher wireless device sales to consumers from higher upgrade volumes and contracted activations, moderated by greater discounting
•Wireline operating product revenues were essentially stable year over year, declining by 0.7% or $1 million in Q1 2025, compared to the same period last year

22 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Operating costs and adjusted EBITDA

	Q1 2025	Q1 2024	$ change	% change
Operating costs	(2,847)	(2,927)	80	2.7%
Adjusted EBITDA	2,399	2,448	(49)	(2.0%)
Adjusted EBITDA margin	45.7%	45.5%		0.2 pts
Bell CTS operating costs decreased by 2.7% in Q1 2025, compared to the same period last year, due to:
•Cost reduction initiatives attributable to workforce reductions, savings from our customer service centres driven by improved call placement, permanent closures of The Source stores as part of our distribution partnership with Best Buy Canada, as well as technology and automation-enabled operating efficiencies across the organization
•Lower cost of goods sold attributable to reduced product revenues
These factors were partly offset by:
•Higher costs from small acquisitions made in 2024

Bell CTS adjusted EBITDA decreased by 2.0% in Q1 2025, compared to the same period last year, driven by lower operating revenues, partly offset by reduced operating costs. Adjusted EBITDA margin of 45.7% in Q1 2025, increased by 0.2 pts over the same period in 2024, due to lower costs attributable to cost reduction initiatives and operating efficiencies, partly offset by lower revenue flow-through.
Bell CTS operating metrics
Wireless

	Q1 2025	Q1 2024	Change	% change
Mobile phones
Blended ARPU(1)(2) ($/month)	57.08	58.14	(1.06)	(1.8%)
Gross subscriber activations	468,585	507,439	(38,854)	(7.7%)
Postpaid	320,250	366,874	(46,624)	(12.7%)
Prepaid	148,335	140,565	7,770	5.5%
Net subscriber (losses) activations	(596)	25,208	(25,804)	n.m.
Postpaid	(9,598)	45,247	(54,845)	n.m.
Prepaid	9,002	(20,039)	29,041	n.m.
Blended churn % (average per month)	1.55%	1.59%		0.04 pts
Postpaid	1.21%	1.21%		—
Prepaid	5.77%	5.74%		(0.03) pts
Subscribers(1)(2)	10,287,978	10,206,452	81,526	0.8%
Postpaid	9,520,838	9,362,275	158,563	1.7%
Prepaid(1)(2)	767,140	844,177	(77,037)	(9.1%)
Mobile connected devices
Net subscriber activations	35,984	66,406	(30,422)	(45.8%)
Subscribers	3,079,414	2,798,954	280,460	10.0%
n.m.: not meaningful
(1)In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.
(2)In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date.
Mobile phone blended ARPU of $57.08 in Q1 2025 decreased by 1.8%, compared to the same period last year, driven by:
•Continuing greater competitive pricing pressures on rate plans
•Lower data overages due to greater customer adoption of monthly plans with higher data thresholds, including unlimited plans
•Decrease in roaming revenues due to reduced travel to the U.S.
These factors were partly offset by:
•Flow-through of rate increases
•The favourable impact from 2024 adjustments to our mobile phone prepaid subscriber base to remove 202,187 subscribers

Mobile phone gross subscriber activations declined by 7.7% in Q1 2025, compared to Q1 2024, due to lower postpaid gross subscriber activations, partly offset by higher prepaid gross subscriber activations.
•Mobile phone postpaid gross subscriber activations decreased by 12.7% in the quarter, compared to the same period last year, driven by lower market activity, slowing population growth attributable to government immigration policies and fewer lower-valued bring-your-own-device activations reflecting our focus on higher-value subscriber activations, partly offset by higher contracted activations
•Mobile phone prepaid gross subscriber activations increased by 5.5% in Q1 2025, compared to the same period last year, driven by a shift in market activity from postpaid discount brands to prepaid service and expanded distribution
Mobile phone net subscriber losses were 596 in Q1 2025 compared to net activations of 25,208 in Q1 2024, down 25,804 net activations year over year, reflecting lower postpaid net subscriber activations, partly offset by higher prepaid net subscriber activations.
•Mobile phone postpaid net subscriber losses were 9,598 in Q1 2025, compared to 45,247 net subscriber activations in Q1 2024, down 54,845 net activations, mainly due to lower subscriber gross activations
•Mobile phone prepaid net subscriber activations of 9,002 in Q1 2025 improved by 29,041 over the net subscriber losses of 20,039 in Q1 2024, due to higher gross activations and fewer subscriber deactivations
Mobile phone blended churn of 1.55% in Q1 2025, decreased by 0.04 pts, compared to Q1 2024.
•Mobile phone postpaid churn of 1.21% in Q1 2025 remained stable, compared to the same period last year, as starting to benefit from our greater investment in customer retention
•Mobile phone prepaid churn of 5.77% in Q1 2025, increased by 0.03 pts, compared to Q1 2024, due to greater activity, as well as the impact of the 2024 adjustments to our mobile phone prepaid subscriber base to remove 202,187 subscribers, moderated by fewer subscriber deactivations driven by successful retention offers on Lucky Mobile
Mobile phone subscribers at March 31, 2025 totalled 10,287,978, an increase of 0.8% compared to the 10,206,452 subscribers reported at the end of Q1 2024. This consisted of 9,520,838 postpaid subscribers, an increase of 1.7% from 9,362,275 subscribers reported at the end of Q1 2024, and 767,140 prepaid subscribers, a decrease of 9.1% from 844,177 subscribers reported at the end of Q1 2024.
Mobile connected device net subscriber activations decreased by 45.8% in Q1 2025, compared to the same period last year, mainly due to greater low-ARPU business Internet of Things (IoT) deactivations driven largely by one customer, partly offset by fewer data devices net losses.
Mobile connected device subscribers at March 31, 2025 totalled 3,079,414 up 10.0% from 2,798,954 subscribers reported at the end of Q1 2024.
Wireline data
Retail high-speed Internet

	Q1 2025	Q1 2024	Change	% change
Retail net subscriber activations	9,515	31,078	(21,563)	(69.4%)
Retail subscribers(1)(2)	4,416,962	4,496,712	(79,750)	(1.8%)
(1)In Q1 2025, we reduced our retail high-speed Internet subscriber base by 80,666 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
(2)As a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
Retail high-speed Internet net subscriber activations decreased by 69.4% in Q1 2025, compared to the same period last year, mainly driven by aggressive promotional offers by competitors, and a greater number of customers coming off of promotional offers, resulting in higher churn, as well as reduced new fibre footprint expansion and slowing market growth, in part due to lower immigration.
Retail high-speed Internet subscribers totalled 4,416,962 at March 31, 2025, down 1.8% from 4,496,712 subscribers reported at the end of Q1 2024. In Q1 2025, we reduced our retail high-speed Internet subscriber base by 80,666 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands. Additionally, at the beginning of Q1 2025, we reduced our retail high-speed Internet subscriber base by 2,783 subscribers to adjust for prior year customer deactivations following a review of customer accounts.
24 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Retail IPTV

	Q1 2025	Q1 2024	Change	% change
Retail IPTV net subscriber (losses) activations	(15,971)	14,174	(30,145)	n.m.
Retail IPTV subscribers(1)(2)	2,116,541	2,084,516	32,025	1.5%
n.m.: not meaningful
(1)In Q1 2025, we reduced our retail IPTV subscriber base by 441 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands.
(2)In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.
Retail IPTV net subscriber losses were 15,971 in Q1 2025, compared to net subscriber activations of 14,174 in Q1 2024, down 30,145 net subscriber activations, driven by less pull-through on lower Internet activations, greater competitive intensity, lower gross activations from our Fibe TV streaming services due to our focus on growing higher-valued subscribers, and greater substitution with OTT services.
Retail IPTV subscribers at March 31, 2025 totalled 2,116,541, up 1.5% from 2,084,516 subscribers reported at the end of Q1 2024. In Q1 2025, we reduced our retail IPTV subscriber base by 441 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands.
Wireline voice

	Q1 2025	Q1 2024	Change	% change
Retail residential NAS lines net losses	(47,430)	(43,911)	(3,519)	(8.0%)
Retail residential NAS lines(1)	1,772,611	1,977,706	(205,095)	(10.4%)
(1)In Q1 2025, we reduced our retail residential NAS lines subscriber base by 14,150 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands.
Retail residential NAS lines net losses increased by 8.0% in Q1 2025, compared to the same period last year, from fewer gross activations resulting from the ongoing substitution to wireless and Internet-based technologies, along with less pull-through on reduced Internet activations.
Retail residential NAS lines of 1,772,611 at March 31, 2025, declined by 10.4% from 1,977,706 lines reported at the end of Q1 2024. In Q1 2025, we reduced our retail residential NAS lines subscriber base by 14,150 subscribers, as at March 31, 2025, as we stopped selling new plans for this service under the Distributel, Acanac, Oricom and B2B2C brands.
Update to 2025 outlook
As at the date of the BCE 2024 Annual MD&A, we expected, in our business markets, an improving financial performance trajectory predicated on higher product sales and project spending by large enterprise customers combined with wireless subscriber growth. We are still anticipating an improving financial performance trajectory in our business markets in 2025 from project spending associated with technology services, cybersecurity and AI, combined with wireless subscriber growth, but not from higher product sales. The anticipated decline in product sales in 2025 is primarily due to an expected lower level of product purchases by large enterprise customers faced with increased uncertainty about future economic conditions.

Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2024 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell Media business segment discussion set out in section 3.2, Bell Media, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions of this MD&A.
•Stable or slight decrease in our market share of national operators’ wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Improving wireless handset device availability in addition to stable device pricing and margins
•Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint
•Continued growth in retail Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets (BBM) to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business
26 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

3.2 Bell Media
Key business developments
Acquisition of majority stake of global content distributor Sphere Abacus
On May 1, 2025, Bell Media completed the previously announced acquisition of a majority stake in global content distributor Sphere Abacus through its parent company, Sphere Media International. Through Sphere Abacus, Bell Media is set to enhance the reach of Canadian content and creators with international audiences. As part of the acquisition, United Kingdom-based Sphere Abacus will become the primary international distributor of Bell Media's owned distribution rights, enabling Bell Media to participate more broadly in the creative value chain. Bell Media maintains its existing minority ownership in Sphere Media.
Launch of live connected TV offering for sports advertising
Bell Media launched live Connected TV inventory on TSN. This initiative digitizes a portion of TSN’s linear inventory, making many live sports readily available on Connected TVs, and enables addressable advertising tailored to specific households or devices based on demographic and behavioural data. TSN’s new live Connected TV inventory delivers more than 50 million monthly impressions and growing. Inventory on RDS is expected to be available later this year.
Financial performance analysis
Q1 2025 performance highlights

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media results
Revenues

	Q1 2025	Q1 2024	$ change	% change
External revenues	691	642	49	7.6%
Inter-segment revenues	84	83	1	1.2%
Bell Media operating revenues	775	725	50	6.9%

Bell Media operating revenues increased by 6.9% in Q1 2025, compared to the same period last year, driven by higher subscriber, advertising and other revenues, including higher year-over-year digital revenues(1) of 12.0%.
•Advertising revenues increased by 3.9% in Q1 2025, compared to Q1 2024, due to greater out-of-home (OOH) revenues from the acquisition of OUTEDGE Media Canada (OUTEDGE) in June 2024, which contributed to the growth in digital advertising revenues of 4.3% along with higher revenues from ad-supported subscription tiers on Crave and Connected TV. Additionally, the growth in advertising revenues benefited from greater demand for sports, higher year-over-year performance from the broadcast of Super Bowl LIX and the 97th Oscars, along with increased advertising spend related to the Canadian Federal election. This growth was moderated by continued lower demand for traditional broadcast TV advertising, primarily impacting conventional TV and entertainment specialty.
•Subscriber revenues increased by 7.8% in Q1 2025, compared to the same period last year, due to growth in Crave and sports streaming revenues mainly from higher DTC streaming subscribers
•Other revenues increased in Q1 2025, compared to the same period last year, due to higher program sales and the acquisition of OUTEDGE
Operating costs and adjusted EBITDA

	Q1 2025	Q1 2024	$ change	% change
Operating costs	(616)	(608)	(8)	(1.3%)
Adjusted EBITDA	159	117	42	35.9%
Adjusted EBITDA margin	20.5%	16.1%		4.4	pts
Bell Media operating costs increased by 1.3% in Q1 2025, compared to the same period last year, due to:
•Greater costs from the acquisition of OUTEDGE
•Higher content costs including increases in contractual rights
These factors were partly offset by:
•Cost reduction initiatives from workforce reductions and other operating efficiencies
Bell Media adjusted EBITDA grew by 35.9% in Q1 2025, compared to the same period last year, driven by higher operating revenues, partly offset by greater operating costs.
Assumptions
As at the date of this MD&A, our forward-looking statements set out in the BCE 2024 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions, the assumptions referred to in the Bell CTS business segment discussion set out in section 3.1, Bell CTS, of this MD&A, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our OOH business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media content costs to secure quality content
•Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and user experience (UX) improvements
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated programming and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

(1)Digital revenues are comprised of advertising revenue from digital platforms including websites, mobile apps, Connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video on demand services.
28 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

4 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt

	March 31, 2025	December 31, 2024	$ change	% change
Long-term debt	33,869	32,835	1,034	3.1%
less: 50% of junior subordinated debt(1)	(2,225)	—	(2,225)	n.m.
Debt due within one year	5,323	7,669	(2,346)	(30.6%)
50% of preferred shares(2)	1,741	1,767	(26)	(1.5%)
Cash	(1,049)	(1,572)	523	33.3%
Cash equivalents	(3)	—	(3)	n.m.
Short-term investments	—	(400)	400	100.0%
Net debt	37,656	40,299	(2,643)	(6.6%)
n.m.: not meaningful
(1)50% of junior subordinated debt at March 31, 2025 is excluded as it has been afforded equity treatment by certain credit rating agencies.
(2)50% of outstanding preferred shares of $3,481 million and $3,533 million at March 31, 2025 and December 31, 2024, respectively, are classified as debt consistent with the treatment by certain credit rating agencies.
The decrease of $2,346 million in debt due within one year and the increase of $1,034 million in long-term debt were due to:
•the repayment at maturity of Series M-47 MTN debentures, with a total principal amount of $1,500 million
•the repayment at maturity of Series M-49 MTN debentures, with a total principal amount of $600 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars) of:
•a principal amount of $174 million in U.S. dollars ($249 million in Canadian dollars) of its Series US-2 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars)
•a principal amount of $79 million in U.S. dollars ($112 million in Canadian dollars) of its Series US-4 Notes, that had an outstanding principal amount of $500 million in U.S. dollars ($713 million in Canadian dollars)
•a principal amount of $183 million in U.S. dollars ($261 million in Canadian dollars) of its Series US-5 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars)
•a principal amount of $191 million in U.S. dollars ($273 million in Canadian dollars) of its Series US-6 Notes, that had an outstanding principal amount of $650 million in U.S. dollars ($927 million in Canadian dollars)
•a principal amount of $217 million in U.S. dollars ($310 million in Canadian dollars) of its Series US-7 Notes, that had an outstanding principal amount of $750 million in U.S. dollars ($1,070 million in Canadian dollars)
•the repurchase by Bell Canada, pursuant to a tender offer, of a principal amount of $1,131 million of its Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million, for a cash purchase price of $896 million
•a decrease in notes payable (net of issuances) of $1,131 million
•a net decrease of $719 million due to lower lease liabilities and other debt
Partly offset by:
•the issuance by Bell Canada of Series A Fixed-to-Fixed Rate Junior Subordinated Notes, with a total principal amount of $1,000 million in U.S. dollars ($1,416 million in Canadian dollars)
•the issuance by Bell Canada of Series B Fixed-to-Fixed Rate Junior Subordinated Notes, with a total principal amount of $1,250 million in U.S. dollars ($1,771 million in Canadian dollars)
•the issuance by Bell Canada of Series C Fixed-to-Fixed Rate Junior Subordinated Notes, with a total principal amount of $1,250 million
The decrease in cash of $523 million, the decrease in short-term investments of $400 million and the increase in cash equivalents of $3 million were mainly due to:
•$3,952 million repayment of long-term debt, excluding principal payment of lease liabilities
•$1,131 million decrease in notes payable (net of issuances)
•$729 million of capital expenditures
•$602 million of dividends paid on BCE common shares
•$304 million principal payment of lease liabilities
•$64 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments
•$39 million of dividends paid on BCE preferred shares
•$37 million paid for the repurchase of BCE preferred shares
•$13 million of cash dividends paid by subsidiaries to NCI

Partly offset by:
•$4,437 million of issuance of long-term debt
•$1,571 million of cash flows from operating activities

4.2 Outstanding share data

Common shares outstanding	Number of shares
Outstanding, January 1, 2025	912,283,103
Shares issued under deferred share plan	715
Shares issued under BCE's Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP)	9,540,786
Outstanding, March 31, 2025	921,824,604
Subsequent to quarter end, on April 15, 2025, 10,701,213 common shares were issued from treasury under the DRP to shareholders of record on March 14, 2025 holding 312,818,741 common shares, for $319 million.

Stock options outstanding	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2025	6,545,819	61
Forfeited or expired	(1,042,645)	57
Outstanding and exercisable, March 31, 2025	5,503,174	62

4.3 Cash flows

	Q1 2025	Q1 2024	$ change	% change
Cash flows from operating activities	1,571	1,132	439	38.8%
Capital expenditures	(729)	(1,002)	273	27.2%
Cash dividends paid on preferred shares	(39)	(46)	7	15.2%
Cash dividends paid by subsidiaries to NCI	(13)	(14)	1	7.1%
Acquisition and other costs paid	8	15	(7)	(46.7%)
Free cash flow	798	85	713	n.m.
Principal payment of lease liabilities	(304)	(297)	(7)	(2.4%)
Free cash flow after payment of lease liabilities	494	(212)	706	n.m.
Business acquisitions	1	(82)	83	n.m.
Acquisition and other costs paid	(8)	(15)	7	46.7%
Decrease in short-term investments	400	300	100	33.3%
Spectrum licences	—	(104)	104	100.0%
Other investing activities	(11)	(10)	(1)	(10.0%)
(Decrease) increase in notes payable	(1,131)	979	(2,110)	n.m.
Issue of long-term debt	4,437	2,191	2,246	n.m.
Repayment of long-term debt, excluding principal payment of lease liabilities	(3,952)	(1,816)	(2,136)	n.m.
Purchase of shares for settlement of share-based payments	(64)	(104)	40	38.5%
Repurchase of preferred shares	(37)	(38)	1	2.6%
Cash dividends paid on common shares	(602)	(883)	281	31.8%
Other financing activities	(47)	(18)	(29)	n.m.
Net (decrease) increase in cash	(523)	242	(765)	n.m.
Net increase (decrease) in cash equivalents	3	(54)	57	n.m.
n.m.: not meaningful

30 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Cash flows from operating activities and free cash flow
Cash flows from operating activities in the first quarter of 2025 increased by $439 million, compared to the same period last year, mainly due to higher cash from working capital and lower income taxes paid, partly offset by higher interest paid.
Free cash flow in the first quarter of 2025 increased by $713 million compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, and lower capital expenditures.
Capital expenditures

	Q1 2025	Q1 2024	$ change	% change
Bell CTS	704	975	271	27.8%
Capital intensity(1)	13.4%	18.1%		4.7	pts
Bell Media	25	27	2	7.4%
Capital intensity	3.2%	3.7%		0.5	pts
BCE	729	1,002	273	27.2%
Capital intensity	12.3%	16.7%		4.4	pts
(1)Capital intensity is defined as capital expenditures divided by operating revenues. Refer to section 8.6, KPIs in this MD&A for more information on this measure.
BCE capital expenditures of $729 million in Q1 2025, declined by 27.2% or $273 million, over the same period last year, corresponding to a capital intensity ratio of 12.3%, down 4.4 pts, compared to Q1 2024. This decline was driven by lower capital spending in Bell CTS of $271 million year over year, in-line with planned reduction in capital spending, primarily driven by slower fibre-to-the-premise (FTTP) footprint expansion due to regulatory decisions that discourage network investment.
Spectrum licences
On November 30, 2023, Bell Mobility Inc. (Bell Mobility) secured the right to acquire 939 licences of 3800 Megahertz (MHz) spectrum across Canada for $518 million. On January 17, 2024, Bell Mobility made a first payment of $104 million to Innovation, Science and Economic Development Canada (ISED), representing 20% of the total payment.
Debt instruments
2025
In the first quarter of 2025, we repaid debt, net of issuances. This included:
•$4,256 million repayment of long-term debt comprised of:
•the repayment at maturity of Series M-47 MTN debentures with a total principal amount of $1,500 million
•the repayment at maturity of Series M-49 MTN debentures with a total principal amount of $600 million
•the repurchase by Bell Canada, pursuant to tender offers, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars), of an aggregate principal amount of $844 million in U.S. dollars ($1,205 million in Canadian dollars), representing part of the outstanding principal amount of five of its series of U.S. notes. Refer to section 4.1, Net debt, of this MD&A for more details.
•the repurchase by Bell Canada, pursuant to a tender offer, for a cash purchase price of $896 million, of a principal amount of $1,131 million of its Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million
•principal payment of lease liabilities of $304 million
•net payments of other debt of $53 million
•$1,131 million repayment (net of issuances) of notes payable
Partly offset by:
•$4,437 million issuance of long-term debt comprised of:
•the issuance of Series A Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,000 million U.S. dollars ($1,416 million in Canadian dollars)
•the issuance of Series B Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,250 million U.S. dollars ($1,771 million in Canadian dollars)
•the issuance of Series C Fixed-to-Fixed Rate Junior Subordinated Notes with a total principal amount of $1,250 million

2024
In the first quarter of 2024, we issued debt, net of repayments. This included:
•$2,191 million issuance of long-term debt comprised of:
•the issuance of Series US-9 Notes with a total principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars)
•the issuance of Series US-10 Notes with a total principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars)
•the increase of $243 million in outstanding loans under the Bell Mobility uncommitted trade loan agreement, partly offset by $3 million of discounts on our debt issuances
•$979 million issuance (net of repayments) of notes payable
Partly offset by:
•$2,113 million repayment of long-term debt comprised of:
•the repayment of Series M-44 MTN debentures with a total principal amount of $1,000 million
•the repayment of Series US-3 Notes with a total principal amount of $600 million in U.S. dollars ($748 million in Canadian dollars)
•principal payment of lease liabilities of $297 million
•net payments of other debt of $68 million
Repurchase of preferred shares
2025
In Q1 2025, BCE repurchased and canceled 2,087,005 First Preferred Shares under its normal course issuer bid (NCIB) for a total cost of $37 million.
Subsequent to quarter end, BCE repurchased and canceled 1,829,690 First Preferred Shares under its NCIB for a total cost of $31 million.
2024
In Q1 2024, BCE repurchased and canceled 2,113,588 First Preferred Shares under its NCIB for a total cost of $38 million.
Cash dividends paid on common shares
In the first quarter of 2025, cash dividends paid on common shares decreased by $281 million compared to Q1 2024, as 9,540,786 common shares were issued from treasury under the DRP, for $314 million, partly offset by a higher dividend paid in Q1 2025 of $0.9975 per common share compared to $0.9675 per common share in Q1 2024.

4.4 Post-employment benefit plans
For the three months ended March 31, 2025, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $99 million, due to a higher-than-expected return on plan assets, partly offset by an increase in the effect of the asset limit. The discount rate remained unchanged at 4.7% compared to December 31, 2024.
For the three months ended March 31, 2024, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $429 million, due to an increase in the discount rate of 4.9% at March 31, 2024, compared to 4.6% at December 31, 2023, partly offset by a lower-than-expected return on plan assets and an increase in the effect of the asset limit.
32 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

4.5 Financial risk management

Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the consolidated statements of financial position (statements of financial position).

			March 31, 2025		December 31, 2024

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value (1)

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	31,282	29,761	31,247	30,022
(1)We have reclassified amounts from the previous period to make them consistent with the presentation of the current period.
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	Classification	Fair value
		Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)(1)	Non-observable market inputs (level 3)(2)
March 31, 2025
Publicly-traded and privately-held investments(3)	Other non-current assets	881	37	—	844
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(353)	—	(353)	—
Other	Other non-current assets	233	—	233	—
December 31, 2024
Publicly-traded and privately-held investments(3)	Other non-current assets	877	35	—	842
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(368)	—	(368)	—
Other	Other non-current assets	225	—	225	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in OCI in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to the Deficit in the statements of financial position when realized.
Market risk
Currency exposures
In 2025, following the repurchase of a portion of certain debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $174 million in U.S. dollars ($235 million in Canadian dollars) relating to our Series US-2 Notes, $79 million in U.S. dollars ($100 million in Canadian dollars) relating to our Series US-4 Notes, $183 million in U.S. dollars ($230 million in Canadian dollars) relating to our Series US-5 Notes, $191 million in U.S. dollars ($241 million in Canadian dollars) relating to our Series US-6 Notes and $217 million in U.S. dollars ($276 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $110 million, reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes and Series B Notes described below.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,000 million in U.S. dollars ($1,398 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. Also in

2025, we terminated a portion of these foreign exchange swaps with a notional amount $422 million in U.S. dollars ($590 million in Canadian dollars). The fair value of the foreign exchange swaps at the date of termination was $5 million. The fair value of the remaining foreign exchange swaps with a notional amount of $578 million in U.S. dollars ($808 million in Canadian dollars) at March 31, 2025 was $14 million recognized in Other current assets in the statements of financial position.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,250 million in U.S. dollars ($1,769 million in Canadian dollars) to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The foreign exchange swaps matured in 2025. The fair value of the foreign exchange swaps at maturity was $13 million. Subsequently, we entered into foreign exchange swaps with a notional amount of $828 million in U.S. dollars ($1,167 million in Canadian dollars), maturing in 2025 to hedge the U.S. currency exposure of our Series B Notes. The fair value of the foreign exchange swaps at March 31, 2025 was $13 million recognized in Other current assets in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $422 million in U.S. dollars ($651 million in Canadian dollars), maturing in 2030, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. The fair value of the cross currency interest rate swaps at March 31, 2025, which reflects an initial net liability of $55 million on termination of the cross currency swaps noted above, was a net liability of $52 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $422 million in U.S. dollars ($649 million in Canadian dollars), maturing in 2035 to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The fair value of the cross currency interest rate swaps at March 31, 2025, which reflects an initial net liability of $55 million on termination of the cross currency swaps noted above, was a net liability of $52 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
The following table provides details on our outstanding foreign currency forward contracts and options at March 31, 2025.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow(1)	USD	1,119	CAD	1,605	2025	Loans
Cash flow	USD	705	CAD	1,015	2025	Commercial paper
Cash flow	USD	521	CAD	678	2025	Anticipated purchases
Cash flow	PHP	2,411	CAD	56	2025	Anticipated purchases
Cash flow	USD	539	CAD	715	2026	Anticipated purchases
Economic	USD	676	CAD	925	2025	Anticipated purchases
Economic - swaps	CAD	423	USD	302	2025	Anticipated purchases
Economic - options(2)	USD	585	CAD	804	2025	Anticipated purchases
Economic - call options	USD	386	CAD	522	2025	Anticipated purchases
Economic - put options	USD	621	CAD	831	2025	Anticipated purchases
Economic - swaps	USD	102	CAD	140	2026	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	150	CAD	197	2026	Anticipated purchases
Economic - swaps	USD	200	CAD	275	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of 58 million (loss of 184 million) recognized in net earnings at March 31, 2025 and a gain of 140 million (loss of $127 million) recognized in OCI at March 31, 2025, with all other variables held constant.
Interest rate exposures
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2030, to hedge the fair value of our Series A Notes maturing in 2055. The fair value of the interest rate swaps at March 31, 2025 was a net asset of $3 million recognized in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2035, to hedge the fair value of our Series B Notes maturing in 2055. The fair value of the interest rate
34 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

swaps at March 31, 2025 was a net asset $5 million recognized in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we terminated interest rate floors expiring in 2029 with a notional amount of $350 million used to hedge economically the interest cost of our Series M-62 MTN debentures maturing in 2029. In 2025, we also terminated interest rate swaps expiring in 2029 with a notional amount of $105 million used to hedge the fair value of our Series M-62 MTN debentures. The fair value of the interest rate floors and interest rate swaps at the date of termination was nil.
In 2025, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $423 million, maturing in 2055, to hedge the interest rate exposure on future debt issuances. The fair value of the forward starting interest rate swaps at March 31, 2025 was a liability of $13 million recognized in Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into and subsequently terminated forward starting cross currency basis rate swaps with a notional amount of $350 million in U.S. dollars ($500 million in Canadian dollars) to hedge economically the basis rate on the termination of the cross currency interest rate swaps noted above. The fair value of the forward starting cross currency basis rate swaps at the date of termination was a liability of $3 million.
A 1% increase (decrease) in interest rates would result in a gain of $1 million (loss of $5 million) recognized in net earnings and a gain of $55 million (loss of $72 million) recognized in OCI for the three months ended March 31, 2025, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2025 and December 31, 2024 was a net liability of $414 million and $429 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A gain (loss) of $1 million and ($90 million) for the three months ended March 31, 2025 and 2024, respectively, relating to these equity forward contracts is recognized in Other income (expense) in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $18 million recognized in net earnings at March 31, 2025, with all other variables held constant.

4.6 Credit ratings
BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in section 6.6, Credit ratings of the BCE 2024 Annual MD&A.

4.7 Liquidity
This section contains forward-looking statements, including relating to the sources of liquidity we expect to use to meet our 2025 cash requirements and to fund the proposed acquisition by Bell Canada of Ziply Fiber. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.
Available liquidity
Total available liquidity(1) at March 31, 2025 was $4.7 billion, comprised of $1,049 million in cash, $3 million in cash equivalents, $700 million available under our securitized receivables program and $3.0 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $1.0 billion of commercial paper outstanding).
Total available liquidity at December 31, 2024 was $4.5 billion, comprised of $1,572 million in cash, $400 million in short-term investments, $700 million available under our securitized receivables program and $1.8 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $2.2 billion of commercial paper outstanding).
We expect that our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financings will permit us to meet our cash requirements in 2025 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.
Should our 2025 cash requirements exceed our cash, cash equivalents, short-term investments, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.
We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.
Credit facilities
On November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million unsecured term loan facility (Ziply Term Facility) denominated in U.S. dollars ($5,319 million in Canadian dollars) that can be drawn to finance the acquisition of Ziply Fiber. In Q1 2025 and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,387 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,735 million in U.S. dollars ($3,932 million in Canadian dollars).
Subsequent to quarter end, Bell Canada made further reductions of $225 million in U.S. dollars ($314 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,510 million in U.S. dollars ($3,618 million in Canadian dollars).
Subsequent to quarter end, on April 14, 2025, Bell Canada entered into a $700 million in U.S. dollars ($972 million in Canadian dollars) unsecured committed term loan agreement to finance certain purchase obligations. A first loan advance in the amount of $228 million in U.S. dollars ($315 million in Canadian dollars) was made on April 29, 2025. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advance made on April 29, 2025 has been hedged for foreign currency fluctuations.

(1)Available liquidity is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.
36 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

5 Quarterly financial information

BCE’s Q1 2025 Financial Statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on May 7, 2025.
The following table, which was also prepared in accordance with IFRS Accounting Standards, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues
Service	5,172	5,287	5,286	5,308	5,192	5,348	5,281	5,303
Product	758	1,135	685	697	819	1,125	799	763
Total operating revenues	5,930	6,422	5,971	6,005	6,011	6,473	6,080	6,066
Adjusted EBITDA	2,558	2,605	2,722	2,697	2,565	2,567	2,667	2,645
Severance, acquisition and other costs	(247)	(154)	(49)	(22)	(229)	(41)	(10)	(100)
Depreciation	(941)	(933)	(934)	(945)	(946)	(954)	(937)	(936)
Amortization	(331)	(317)	(325)	(325)	(316)	(299)	(295)	(296)
Impairment of assets	(9)	(4)	(2,113)	(60)	(13)	(109)	—	—
Net earnings (loss)	683	505	(1,191)	604	457	435	707	397
Net earnings (loss) attributable to common shareholders	630	461	(1,237)	537	402	382	640	329
EPS - basic and diluted	0.68	0.51	(1.36)	0.59	0.44	0.42	0.70	0.37
Weighted average number of common shares outstanding – basic (millions)	920.3	912.3	912.3	912.3	912.3	912.3	912.3	912.2

6 Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2024 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment.
Telecommunications Act
CRTC examination of retail rates for international roaming
On October 7, 2024, the CRTC issued a letter to each of Bell Mobility Inc., Rogers Communications Canada Inc. and Telus Communications Inc. (collectively, the Companies) indicating that following a review it had conducted of fees that Canadians pay when they travel internationally, it had certain concerns with respect to the choice available to Canadians when roaming and roaming rates. The CRTC indicated that it expected the Companies to report back to the CRTC on the steps they are taking to respond to these concerns and that if it determines that sufficient action is not taken, it will launch a formal proceeding. Each of the Companies filed their responses on November 4, 2024 setting out their plans to the CRTC. On March 7, 2025, the CRTC responded that it was “encouraged” by some of the steps taken to date, while also setting its expectation for more progress on reducing roaming fees, including for pay-per-use offerings. It directed the Companies to provide further updates on May 5, 2025 and again on November 5, 2025.
Review of wholesale fibre-to-the-node high-speed access service rates
On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy Solutions Inc.’s (TekSavvy) appeal of Decision 2021-181. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada, and on March 27, 2025, the Supreme Court of Canada dismissed TekSavvy's application for leave to appeal.
CRTC review of access to poles
On October 16, 2023, Bell Canada filed Tariff Notice 981 (TN 981) to revise the tariff pages for its National Services Tariff (NST) CRTC 7400 Item 901 – Support Structure Service to reflect an updated monthly pole rental rate per unit applicable in its Ontario and Québec serving area, and is awaiting the CRTC’s decision on this application. With the approval of Telecom Order CRTC 2025-21 (Order 2025-21) and no change to the status of the existing rate, Bell Canada was forced to absorb corrective work costs and process make-ready on an accelerated basis at non-compensatory rates until TN 981 is approved or current rates are made interim. In response, Bell Canada reiterated its request to the CRTC that its current pole rate in Ontario and Québec be made interim, and on February 27, 2025, Bell Canada submitted motions to the Federal Court of Appeal seeking a stay of, and leave to appeal, Order 2025-21. On March 11, 2025, in Telecom Order CRTC 2025-77, the CRTC made the existing pole rates interim. In response, Bell Canada issued a Notice of Abandonment to withdraw its leave to appeal application.
Radiocommunication Act
Consultation on 26, 28 and 38 GHz (Millimeter Wave) spectrum licensing framework
On March 6, 2025, ISED initiated a consultation as an addendum to the 2022 Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz Bands (2022 Millimetre Wave Licensing Consultation), seeking input regarding the repurposing of the lower 26 Gigahertz (GHz) spectrum band (formerly referred to as the 24 GHz spectrum band) for flexible use for fixed and mobile services and its inclusion in the 2022 Millimetre Wave Licensing Consultation. ISED proposes that 850 MHz of spectrum in the combined 26 GHz spectrum band be allocated for a non-competitive local licensing process and 2.4 GHz of the combined 26 GHz spectrum band be available for the auction process described in the 2022 Millimetre Wave Licensing Framework. The consultation paper also seeks comments on the use of a spectrum cap. ISED has not yet indicated a specific date when the auction will take place. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.
On March 6, 2025, ISED released an Addendum to the Non-Competitive Local Licensing Framework to include Spectrum in the 27.5-28.35 GHz Band which states that ISED will make available 850 MHz of spectrum in the 28 GHz spectrum band for flexible use operations through a non-competitive local licensing process. Of the 850 MHz of spectrum available, 450 MHz of spectrum will be reserved for use by small operators, including small commercial mobile service providers, non-traditional users and wireless Internet service providers.
38 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

7 Accounting policies

BCE’s Q1 2025 Financial Statements were prepared in accordance with IFRS Accounting Standards, as issued by the IASB, under IAS 34 - Interim Financial Reporting and were approved by BCE’s board of directors on May 7, 2025. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2024. BCE's Q1 2025 Financial Statements do not include all of the notes required in the annual financial statements.
Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the consolidated income statements (income statements) of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with ESG and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through OCI.
		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

8 Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.
National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:
•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.
This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.1 Non-GAAP financial measures
A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.
Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted net earnings
The term adjusted net earnings does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.
We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.
40 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q1 2025	Q1 2024
Net earnings attributable to common shareholders	630	402
Reconciling items:
Severance, acquisition and other costs	247	229
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(1)	90
Net losses on investments	2	6
Early debt redemption gains	(266)	—
Impairment of assets	9	13
Income taxes for the above reconciling items	12	(85)
NCI for the above reconciling items	—	(1)
Adjusted net earnings	633	654
Available liquidity
The term available liquidity does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define available liquidity as cash, cash equivalents, short-term investments and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.
We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash.
The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	March 31, 2025	December 31, 2024
Cash	1,049	1,572
Cash equivalents	3	—
Short-term investments	—	400
Amounts available under our securitized receivables program(1)	700	700
Amounts available under our committed bank credit facilities(2)	2,991	1,810
Available liquidity	4,743	4,482
(1)At March 31, 2025 and December 31, 2024, $700 million was available under our securitized receivables program, under which we borrowed $1,114 million in U.S. dollars ($1,602 million in Canadian dollars) and $1,112 million in U.S. dollars ($1,600 million in Canadian dollars) as at March 31, 2025 and December 31, 2024, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.
(2)At March 31, 2025 and December 31, 2024, respectively, $2,991 million and $1,810 million were available under our committed bank credit facilities, given outstanding commercial paper of $702 million in U.S. dollars ($1,009 million in Canadian dollars) and $1,522 million in U.S. dollars ($2,190 million in Canadian dollars) as at March 31, 2025 and December 31, 2024, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

Free cash flow, free cash flow after payment of lease liabilities and excess free cash flow
The terms free cash flow, free cash flow after payment of lease liabilities and excess free cash flow do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
We define excess free cash flow as free cash flow less dividends paid on common shares.
We consider free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow, free cash flow after payment of lease liabilities and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.
The following tables provide reconciliations of cash flows from operating activities to free cash flow, free cash flow after payment of lease liabilities and excess free cash flow on a consolidated basis.

	Q1 2025	Q1 2024
Cash flows from operating activities	1,571	1,132
Capital expenditures	(729)	(1,002)
Cash dividends paid on preferred shares	(39)	(46)
Cash dividends paid by subsidiaries to NCI	(13)	(14)
Acquisition and other costs paid	8	15
Free cash flow	798	85
Principal payment of lease liabilities	(304)	(297)
Free cash flow after payment of lease liabilities	494	(212)

	Q1 2025	Q1 2024
Cash flows from operating activities	1,571	1,132
Capital expenditures	(729)	(1,002)
Cash dividends paid on preferred shares	(39)	(46)
Cash dividends paid by subsidiaries to NCI	(13)	(14)
Acquisition and other costs paid	8	15
Free cash flow	798	85
Dividends paid on common shares	(602)	(883)
Excess free cash flow	196	(798)

42 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

Net debt
The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position.
In Q1 2025, we updated our definition of net debt to include 50% of junior subordinated debt. This change does not impact the net debt amounts previously presented. We include 50% of outstanding preferred shares and 50% of junior subordinated debt in our net debt as it is consistent with the treatment by certain credit rating agencies and given structural features including priority of payments.
We, and certain investors and analysts, consider net debt to be an important indicator of the company’s financial leverage.
Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	March 31, 2025	December 31, 2024
Long-term debt	33,869	32,835
less: 50% of junior subordinated debt	(2,225)	—
Debt due within one year	5,323	7,669
50% of preferred shares	1,741	1,767
Cash	(1,049)	(1,572)
Cash equivalents	(3)	—
Short-term investments	—	(400)
Net debt	37,656	40,299

8.2 Non-GAAP ratios
A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS
The term adjusted EPS does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.
We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 8.1, Non-GAAP financial measures.
We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
Dividend payout ratio and dividend payout ratio after payment of lease liabilities
The terms dividend payout ratio and dividend payout ratio after payment of lease liabilities do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.
We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We define dividend payout ratio after payment of lease liabilities as dividends paid on common shares divided by free cash flow after payment of lease liabilities. Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures. For further details on free cash flow and free cash flow after payment of lease liabilities, see section 8.1, Non-GAAP financial measures.
We consider dividend payout ratio and dividend payout ratio after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses because they show the sustainability of the company’s dividend payments.

8.3 Total of segments measures
A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.
Adjusted EBITDA
We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.
The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss). The following tables provide a reconciliation of net earnings (loss) to adjusted EBITDA on a consolidated basis.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Net earnings (loss)	683	505	(1,191)	604	457
Severance, acquisition and other costs	247	154	49	22	229
Depreciation	941	933	934	945	946
Amortization	331	317	325	325	316
Finance costs
Interest expense	423	431	440	426	416
Net return on post-employment benefit plans	(25)	(17)	(16)	(17)	(16)
Impairment of assets	9	4	2,113	60	13
Other (income) expense	(308)	103	63	101	38
Income taxes	257	175	5	231	166
Adjusted EBITDA	2,558	2,605	2,722	2,697	2,565

	Q4 2023	Q3 2023	Q2 2023
Net earnings	435	707	397
Severance, acquisition and other costs	41	10	100
Depreciation	954	937	936
Amortization	299	295	296
Finance costs
Interest expense	399	373	359
Net return on post-employment benefit plans	(27)	(27)	(27)
Impairment of assets	109	—	—
Other expense	147	129	311
Income taxes	210	243	273
Adjusted EBITDA	2,567	2,667	2,645

8.4 Capital management measures
A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.
The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.
Net debt leverage ratio
The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 8.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.
We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.
44 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT

8.5 Supplementary financial measures
A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.
An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.6 KPIs
In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition
Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.
ARPU	ARPU is defined as Bell CTS wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.
Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.
Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.
Subscriber unit
Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet and IPTV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit or a business location

• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

9 Controls and procedures

Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

46 BCE Inc.     2025 FIRST QUARTER SHAREHOLDER REPORT